Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

May 15, 2023	Client-Matter: 65537-030

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re:	Digital Health Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Ms. Julie Sherman, Ms. Jeanne Baker, Ms. Jordan Nimitz and Ms. Abby Adams:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 3”). Amendment No. 3 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 5, 2023 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 as submitted with the Commission on April 14, 2023. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

Letter to Stockholders, page i

1.	We note the revisions to the letter to stockholders in response to comment 1; however, our comment sought for you to quantify the cost per share paid or to be paid by these investors. Please revise to disclose the equivalent price per share, so that it any discounted terms paid by these parties are clear to the public shareholders of DHAC for each of the PIPE agreements, the backstop agreement, the bridge notes. In revising the letter to shareholders, revise to clarify what actions will be taken with respect to each prior to and surrounding consummation of the business combination with respect to each of these agreements and their related securities, or those securities into which they are convertible, so that it is clear when or how they convert into securities of the new company. Clarify that none of the participants in these transactions are receiving securities registered pursuant to this registration statement.

Response: In response to the Staff’s comment, the letter to stockholders has been revised accordingly.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

2.	We note that the closing of the sale of PIPE Shares and PIPE Warrants is conditioned upon Business Combination closing by July 10, 2023 and DHAC/the Combined Company having cash and cash equivalents in the aggregate of at least $8 million in connection with the Closing. Please disclose whether these same closing conditions also apply to the Backstop Agreement.

Response: In response to the Staff’s comment, the letter to stockholders has been revised to disclose that the same closing conditions also apply to the Backstop Agreement.

3.	The discussion of the various scenarios contains significant repetitive information regarding the assumptions for each scenario, which clouds whether and to what degree the assumptions differ. Revise to combine the assumptions, to the extent practicable, and provide the no redemption and maximum redemption scenarios in chart form. In doing so, provide the sponsor's beneficial ownership also assuming he purchases the entire Additional PIPE financing. Given the small number of public shares that remain outstanding, revise the chart on page 27 to eliminate the 25% and 75% redemptions and provide legible disclosure. On page 27, provide the Sponsor's maximum potential beneficial ownership, assuming he purchases the Additional PIPE shares and any other potential investment available, in the chart, rather than the footnotes.

Response: In response to the Staff’s comment, applicable charts have been inserted in the letter to stockholders, and the scenarios chart has been updated to reflect Sponsor’s maximum potential beneficial ownership assuming Sponsor purchases all of the Additional PIPE Financing.

Summary of the Proxy Statement/Prospectus/Consent Solicitation, page 17

4.	We note that on March 31, 2023, you were notified by Nasdaq that the Company is not in compliance with the market value of listed securities requirements for continued listing on The Nasdaq Global Market. Please include a recent development section in your prospectus summary to disclose the Nasdaq notification letter, your current value and the impact on your Company if you are unable to regain compliance.

Response: In response to the Staff’s comment, the summary has been revised to include a recent developments section disclosing the Nasdaq notification letter and related information.

5.	We note the additional PIPE financing added in this amendment. Revise the summary to highlight in one place the timing of the cash flow requirements for all of the financial arrangements addressed in the document, including the pipe financing, backstop arrangements, convertible notes. Also identify a timeline when shares will become issuable pursuant to the various arrangements. Revise to highlight the chart related to the sources and uses of cash from page 142-43, revised to clarify the impact of the redemption of the bridge notes.

Response: In response to the Staff’s comment, the summary has been revised to summarize the timing of cash flows and timeline of shares issuable, and to include reference to the sources and uses chart as revised.

6.	Please quantify the total outstanding common shares at the close of the business combination that will be restricted from immediate resale but which may be sold into the market in the near future and/or are subject to registration rights. Include a discussion of any convertible securities.

Response: In response to the Staff’s comment, the summary has been revised to summarize the restricted shares subject to future resale and/or registration rights, as well as a discussion of the convertible securities that will be outstanding at the closing of the business combination.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

Q: What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) . . ., page 56

7.	We note your revisions in response to our prior comment 5 and reissue in part. We note that your table on page 46 does not account for 25,875 founder shares. Please revise your table to disclose the ownership of all 2,875,000 founder shares and to disclose the purchase price and market value of the investments for each of your Initial Stockholders. Please also disclose the aggregate dollar amount that each of Mr. Lawrence, in his capacity as owner of SCS Capital Partners and manager of the Sponsor, and the Sponsor have at risk that depend upon the completion of the business combination, including the potential profits related to the founder shares and private placement shares, and both loans.

Response: In response to the Staff’s comment, the applicable table has been updated, and the disclosures in such Q&A have been revised accordingly.

Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account, to meet , page 63

8.	We note your revisions in response to our prior comment 6 and reissue. Please highlight the material differences in the terms and price of the public securities issued at the time of the IPO as compared to the Additional PIPE Securities contemplated by the Backstop Agreement. We further note that even though the PIPE Shares have an initial conversion price of $10.00, the PIPE Investors may convert all or any part of the PIPE Shares "at any time at the Alternate Conversion Price." Please revise to clarify the implications of the Alternate Conversion Price on the number of shares of common stock that may be issued, including whether it will result in a material discount per share as compared to the public securities issued at the time of the IPO.

Response: In response to the Staff’s comment, the Q&A has been revised accordingly.

9.	We note the disclosure that, "[t]o the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used to repay the Bridge Notes and for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions." We also note the disclosure on pages 142-143 regarding the sources and uses of funds for the business combination. Revise this Q&A to clarify the company's cash position in light of that disclosure, and provide the charts from those pages in the Q&A. Revise those charts and the chart on page 113 to clarify if they include cash from the bridge notes, which will be refunded from the PIPE. If so, clarify how much cash will be on hand once the bridge notes are redeemed.

Response: In response to the Staff’s comment, the Q&A has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

Risk Factors, page 76

10.	We note that you have removed the section titled "Risks Related to VSee and iDoc Being a Public Company" in response to our prior comment 11, and we reissue the comment. Please revise to expand the risk factors section to describe the risks associated with each VSee and iDoc becoming public companies based on factors related to their individual businesses, as distinct from any private company that seeks to go public. In doing so, consider whether these two individual private companies providing potentially different products or services in different fields of expertise, governed by different regulations and operating in different geographical areas with different target customers would have different risks.

Response: In response to the Staff’s comment, the risk factors have been updated to include “Risks Related to VSee and iDoc Being a Public Company” in a separate section. In response to the Staff’s comments to “consider whether these two individual private companies providing potentially different products or services in different fields of expertise, governed by different regulations and operating in different geographical areas with different target customers would have different risks”, the Company respectfully submits that the risk factors otherwise as currently set forth in Amendment No. 3 adequately describe the risks associated with each of the targets’ individual operations.

DHAC is requiring stockholders who wish to redeem their Shares in connection with a proposed business combination to comply with . . ., page 103

11.	We note your revisions on page 88 in response to our prior comment 12. Please provide more prominent disclosure on the cover page that you are requiring public shareholders who wish to redeem their ordinary shares to either tender their physical certificates to Continental transfer agent or deliver their shares to Continental electronically two business days before the DHAC Special Meeting. Please also provide prominent disclosure on the cover page and in the Q&A section that shareholders should allot at least two weeks to obtain physical certificates from the transfer agent.

Response: In response to the Staff’s comments, the notice to stockholders and redemption Q&A have been revised accordingly.

Proposal 1--The Business Combination Proposal Background of the Business Combination, page 129

12.	We note the added disclosure regarding the focus of the potential target, added on page 122. We note that DHAC filed its final IPO prospectus on November 4, 2021 and completed its IPO on November 8, 2021. On page 122, you disclose, "[t]wo of the DHAC Board Members, George McNellage and Frank Ciufo, had an existing sales channel relationship with Premiere, Inc., a leading healthcare improvement company, uniting a substantial alliance of U.S. hospitals, health systems and other providers and organizations. At the outset of the vetting process, DHAC management determined that part of the vetting process was to ensure that any target could immediately take advantage of that potential sales channel." We note no disclosure of this intent in your IPO prospectus. We also note the criteria cited in the IPO prospectus appears more broad than SCS or the DHAC board members used in conducting this search, as identified in this section. Revise to disclose what consideration the Special Committee gave to the fact that the criteria used to identify or eliminate potential candidates was not consistent with what was identified in the initial public offering prospectus as your "Business Combination Criteria." In addition, clarify what consideration the board gave to whether, and to what extent, each of VSee and iDoc fit those criteria.

Response: In response to the Staff’s comment, such considerations and disclosure in Proposal 1 have been revised.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

13.	We note your revisions in response to our prior comment 15. Disclose any discussions related to Premier and clarify how you intended DHAC, VSee and/or iDoc to potentially take advantage of the sales channel relationship, including disclosure of any formal or informal arrangements in that regard. Please revise the relevant sections of the summary and Q&A to disclose the intended relationship with Premier and the board members' relationships with that company, disclose the business of that company, their monetary interests in that company and whether any members of management at VSee or iDoc have relationships with or beneficial ownership in Premier. Disclose if either of those companies had business relationships with Premier at the time these discussions began and if they do now. Finally, revise the biographies of Messrs. Ciufo and McNellage on page 255 to clarify the business of Premier. Clarify if Premier, Inc. is or has been affiliated with Dr. Metzger's former employer.

Response: In response to the Staff’s comment, Proposal 1 has been revised.

14.	We note your revisions in response to our prior comment 16, and reissue the comment in part. Please expand your disclosure to provide additional detail as follows:

•	Revise the background section to clarify the dates of meetings or tell us why you cannot provide the dates. It is unclear why you state "on or about" for several dates.

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose the date of the non-binding term sheet with VSee and iDoc referenced on pages 122 and 123. You refer to it in several places but do not provide a date. Also disclose the terms proposed.

Response: In response to the Staff’s comment, the background has been revised.

•	Identify the "members of DHAC management" to whom you refer in the background section. DHAC has two executive officers and five board members, and according to page 177, does not have any employees.

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose the members of the "DHAC team" who conducted the review of the business model between November 21, 2021 and December 1, 2021.

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose the structures proposed by Mr. Chen between November 19 - 29, 2021, the Board's position on those structures;

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose how the Board arrived at its $100M valuation of the combined entity, and

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose what terms were proposed in the initial letter of intent on December 15, 2021 and who presented the LOI to the parties.

Response: In response to the Staff’s comment, the background has been revised.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

•	Please revise to clarify the dates for the last two paragraphs on page 126 and the first paragraph on page 126, as they appear to be incorrect.

Response: In response to the Staff’s comment, the background has been revised.

•	Disclose the potential size and pricing structure of the PIPE addressed in March-April 2022.

Response: In response to the Staff’s comment, the background has been revised.

•	On page 127, clarify when following the initial announcement the parties determined to change the consideration for the business combination. We note the announcement was on June 16, 2022, and the revised draft business combination was circulated on June 28, 2022. Provide further detail of the events in this time frame and until the agreement was finalized August 7, including the material terms that were under discussion. Provide similar detail for the events leading to the second amendment to the agreement. We note that for both amendments, the reasoning offered for the amendment was that the VSee and iDoc shareholders should only DHAC stock. Please clarify the impetus for the changes and clearly state the material changes to the documents with each iteration. Clarify why it the need for change became clear so soon after the respective announcements.

Response: In response to the Staff’s comment, the background has been revised.

•	On page 127, disclose the terms of the initial pipe transaction.

Response: In response to the Staff’s comment, the background has been revised.

•	Revise to disclose how the PIPE SPA Amendment came to fruition and the purpose of that agreement.

Response: In response to the Staff’s comment, the background has been revised.

15.	We note your revisions in response to our prior comment 17 and reissue in part. Please disclose the specific dates in which conversations with each potential target company were initiated and when each potential target was eliminated from consideration.

Response: In response to the Staff’s comment, the only available information regarding the requested dates is as currently set forth in Amendment No. 3 – no records of any further requested actual dates are available.

16.	We note your revisions in response to our prior comment 19. Please revise your disclosure to provide your basis for the statement that "The DHAC Board considered the terms of the proposed equity line to be market in that they were substantially similar to those of other equity lines."

Response: In response to the Staff’s comment, the disclosure has been revised to include the basis for the applicable statement.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

Digital Health Acquisition Corp.'s Board of Directors' Discussion of Valuation, Reasons for the Approval of the Business Combination . . ., page 155

17.	We note your response to our prior comment 20 and reissue the comment. Please clarify the board how the DHAC Board considered that "many of these conflicts of interests were present in similar transactions" supported the Board's decision to recommend the transaction.

Response: In response to the Staff’s comment, the disclosure has been revised to clarify the Board’s consideration.

18.	We note your revisions in response to our prior comment 21. Please revise the last sentence of your fairness opinion disclosure on page 142 to clearly state whether the DHAC Board feels it is appropriate to continue to rely on the fairness opinion rendered by Cassel Salpeter.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Information about VSee, page 216 and Information about iDoc, page 223

19.	We note your revisions in response to our prior comment 25 and reissue the comment. Please expand the appropriate VSee or iDoc Management's Discussion and Analysis Section to address each revenue opportunity that you assume for both VSee and iDoc in relation to your FY 2023 revenue projections. In your disclosure, please disclose the status of these opportunities, the impact on the related entity's operations and any know trends.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

20.	We reissue comment 26. The current summary descriptions of the business of VSee and iDoc, comprising approximately two pages, are not sufficient. Substantially revise the document to provide a separate section addressing the business of each of VSee and iDoc that provides shareholders with sufficient information about the companies to make an informed decision. We note from page 221 that VSee is the accounting acquirer and VSee and iDoc are treated as issuing shares in exchange for the assets of DHAC, and DHAC is treated as the acquired company. Provide the information required by Item 11(c) of Schedule 14A and Part B of Form S-4, which in turn requires the information in Item 14 of Form S-4, for each of VSee and iDoc. In revising to provide this disclosure, we note you have deleted significant disclosure regarding future FDA regulation of iDoc products, beginning on page 178, "When iDoc's products are marketed for clinical monitoring or therapeutic uses, they will be regulated by the FDA as medical devices. It is presently unclear what level of risk the agency will assign to such products." Revise to sufficiently describe iDoc's products so that it is clear what products they offer that would in the future be marketed as a medical device, and restore this disclosure, or provide us your analysis regarding why this is not material. Currently, there are no descriptions or depictions in the filing of any product utilized by either company, other than brief references, including in Management's Discussion and Analysis of Financial Condition and Results of Operations. Generally revise to materially describe each company's business, including, as relevant, to clarify how the business of remote emergency and critical care medicine are carried out, or where these companies' services end and must be supplemented by further support, and in what form. In the revision, please include within each business section a separate section for legal proceedings, market opportunity, competition and government regulation for each company, rather than the combined sections currently provided.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations of VSee and iDoc Years Ended December 31, 2022 and 2021 Results of Operations Operating Expenses, page 258

21.	We refer you to our prior comment 28. You list several reasons for the change in operating expenses here and on page 209. Please revise to quantify each material factor discussed.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

TAD Exchange, page 273

22.	We refer to our prior comment 33. Please expand Adjustment F on page 223 to disclose the number of shares of VSee Common Stock issuable to stockholders of TAD in connection with the Exchange. Please also disclose the respective fair value of the shares issued.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Certain Relationships and Related Party Transactions, page 333

23.	We note your response to our prior comment 36 and reissue the comment. Please revise your disclosure to provide all the information required by Item 404 of Regulation S-K, including:

•	the names of all related parties, how they are a related person, and their interest in the transaction, rather than, for example, referring to "certain advisors: or "certain of DHAC's officers and directors;"

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	disclose the amount of principal outstanding as of the latest practicable date or the amount of principle paid with regard to the loans extended on October 24, 2022 and February 2023 and the Bridge Notes;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	disclose the approximate dollar amount paid for the 1,195,019 shares issued to Salesforce, Inc. on December 23, 2010;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	disclose the related person transaction policies required by Item 404(b) for either of iDoc or VSee.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

iDoc Virtual Telehealth Solutions, LLC Financial Statements Revenue Recognition, page F-60

24.	We note the revisions you made to your revenue recognition policy in response to prior comment 37 and have the following additional comments:

•	As previously requested, tell us and revise your disclosures to identify each performance obligation under your telemedicine service contracts. In this regard, you discuss consulting services, user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Ensure your disclosures address how you recognize revenue for each identified performance obligation, the methods used to recognize recognized over time and any judgments made involving revenue recognized at a point in time. Refer to the disclosure requirements in ASC 606-10-50-17 through ASC 606-10-50-20;

Response: In response to the Staff’s comment, the disclosure has been revised to identify the separate performance obligations under our contracts, including how revenue is recognized, methods used and any judgments made in such recognition.

•	You separately reference "certain contracts" wherein the Company receives payments from patients, third-party payers and others for services rendered. Tell us, and revise your disclosures to clarify, whether these contracts require the Company to perform services beyond those included in your standard telemedicine contracts. If so, expand your disclosures to discuss the performance obligations identified under these contracts and how you recognize revenue for each identified performance obligation. Alternatively, if these contracts are similar to your telemedicine service contracts, clarify your disclosures to state, if true, that these contracts simply provide for an alternative payment mechanism from an entity other than the customer of the contract;

Response: In response to the Staff’s comment, the disclosure has been revised to specify that the referenced contracts only provide for patient fee related services.

•	Your disclosures on page 201 appear to indicate that the patient fees you receive for patient care are not earned under your telehealth service agreements. Please clarify your disclosures on page 201 or expand your revenue recognition policy to address this revenue stream;

Response: In response to the Staff’s comment, the disclosure discuss patient fees has been revised to address such revenue stream separately.

•	Explain when you recognize the upfront nonrefundable payments received when customers enter into contracts for training, maintenance, equipment and implementation services, including whether or not the upfront payments related to any additional identified performance obligations. Tell us how you considered the guidance in ASC 606-10-55-50 through ASC 606-10-55-53;

Response: In response to the Staff’s comment, the disclosure has been revised to address iDoc’s revenue recognition of the upfront payments related to its training, maintenance, equipment and implementation services.

•	It appears the information presented under Telemedicine and General Billing heading relates solely to your billing services. If so, please consider revising this heading;

Response: In response to the Staff’s comment, the disclosure’s headings have been revised to reflect iDoc’s three revenue streams separately.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

•	Please expand your revenue recognition disclosures to clarify and reconcile how the patient, telehealth and institutional revenue streams identified on the face of your income statement relate to your revenue recognition policies disclosed herein; and

Response: In response to the Staff’s comment, the disclosure has been revised to discuss the three categories of revenue recognition as presented in our financial statements – patient fees, telehealth fees and institutional service fees.

•	We note your critical accounting policies (CAP) still provides the disclosures our prior comments referenced. Your CAP disclosures should discuss the significant estimates and judgements related to your revenue recognition policies as disclosed herein.

Response: In response to the Staff’s comment, iDoc’s financials have been updated to mirror its critical accounting policies as presented in iDoc’s Management, Discussion and Analysis section

Exhibits

25.	We note the advisor's consent provided in Exhibit 99.7 only extends to Amendment No. 2 to the registration statement. Please provide a revised consent that is not limited to a specific amendment.

Response: In response to the Staff’s comment, a revised Exhibit 99.7 has been submitted with Amendment No. 3.

General

26.	We note your response to comment 38. We note the undated proxy card filed as Exhibit 99.1. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: In response to the Staff’s comment, the proxy card has been included as Annex H to Amendment No. 3, marked as preliminary.

27.	We note your response to our prior comment 39. We do not agree with your analysis or your conclusions.

Response: The Company respectfully notes the Staff’s response and stands ready to engage in further discussions as to best address the Staff’s concerns.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.3

May 15, 2023

28.	We reissue comment 40. Provide the beneficial ownership information for each class of securities before and after the business combination. Refer to Item 403(a) of Regulation S-K. We note the Series A and Series B Preferred Stock to be outstanding after the merger. Revise the summary and Q&A to highlight the superior rights of both series of preferred shareholders noted on pages 229-237. In addition, increase the font to the beneficial ownership table, or provide separate tables, so the information is large enough to be legible.

Response: In response to the Staff’s comment, the beneficial ownership table has been updated accordingly.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Digital Health Acquisition Corp.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.